MEDOVEX CORP.
1735 Buford Hwy., Suite 215-113
Cumming, Georgia 30041

December 16, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Amanda Ravitz, Esq., Branch Chief--Legal

Re: Medovex Corp.
Amendment No. 5 to Registration Statement on Form S-1
Filed December 9, 2014
File No. 333-198621

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Medovex Corp. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:15 p.m., Eastern Standard Time, on December 17, 2014, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•           that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MEDOVEX CORP.

By: /s/  Jarrett Gorlin
Name: Jarrett Gorlin
Title:  Chief Executive Officer